Filed by Mobile Infrastructure Corporation pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Mobile Infrastructure Corporation

Commission File No. 000-55760

On April 5, 2023, FlashParking, Inc. published a video presentation with personnel of Mobile Infrastructure Corporation (the “Company”), a transcript of which is copied below:

Speaker Name	Start Time	End Time	Text
Stephanie Hogue	00:00:14:07	00:00:47:07

Parking has historically been a very analog business, and it's our job to make it a digital business. Continuing to think about parking as a mobility hub and how we continue to influence and expand that is a key strategic priority. Parking as an asset class really can be expanded as a mobility hub in terms of a place that people park their car but also have electric bikes, electric scooters and the parking asset becomes a hub for movement in and around the city.

Bill Burns	00:00:47:19	00:01:06:23

First of all, the data that we receive from Flash, we can make decisions that day, that week on whether it be price changes. Maybe it's the reporting that we're getting from our telecommunications, whether it's Helpmeparker, RMS or something like that. We can see if there's a lane down a problem with a gate, a validation, something like that.

Bill Burns	00:01:07:20	00:01:19:24	I think it's definitely benefit our business as far as their willingness to provide data in a live capacity where we can make decisions quickly and rapidly and decisively.

Rob Tracy	00:01:20:16	00:01:50:12

First thing is having a platform that can offer the products we need, whether it's EV charging tied in with a park system or tied into a nest in the parking system, the parking system being able to accept reservations from all sources. EV is absolutely one of the biggest challenges we have. 80% of EV charging happens at home, but people go to work, people go to events, they go park someplace and there is a real fear of where am I charging how am I getting to the next place?

Rob Tracy	00:01:51:13	00:02:19:10

I think the current exciting part is the effort going into the software layer over the EV charging, which Flash's built and building out and eventually being able to give us the data and everything that comes with it and more of a flexible parking program so we can try different experiences. So it's a changing atmosphere and evolution, but you have to get in the game now to help understand and kind of help shape it.

Additional Information

This document (including any accompanying video or audio materials) relates to the proposed transactions (the “Proposed Transactions”) contemplated by that agreement and plan of merger (the “Merger Agreement”), dated December 13, 2022, by and among Fifth Wall Acquisition Corp. III (“FWAC”), a Cayman Islands exempted company. Mobile Infrastructure Corporation, a Maryland corporation (“MIC”), and Queen Merger Corp. I, a Maryland corporation and a wholly-owned subsidiary of FWAC, as amended by that First Amendment to Agreement and Plan of Merger, dated as of March 23, 2023. On January 13, 2023, FWAC filed a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”), which, when finally amended, will include a joint proxy statement of FWAC and MIC and that will constitute a prospectus of FWAC (including any amendments and supplements thereto, the “Joint Proxy Statement/Prospectus”).  Both MIC and FWAC intend to file other documents with the SEC regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to the shareholders of FWAC and the stockholders of MIC, in each case seeking any required approvals, when available. Investors and security holders of FWAC and MIC are urged to carefully read the entire Joint Proxy Statement/Prospectus, when it becomes available, and any other relevant documents filed with the SEC because they will contain important information about the Proposed Transactions. The documents filed by FWAC and MIC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, the documents filed by FWAC can be obtained free of charge from FWAC upon written request to Fifth Wall Acquisition Corp. III, 6060 Center Drive, 10th Floor, Los Angeles, California 90045, and the documents filed by MIC can be obtained free of charge from MIC upon written request to MIC, 30 W 4th Street, Cincinnati, Ohio 45202.

No Offer or Solicitation

This document (including any accompanying video or audio materials) does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Transactions. This document (including any accompanying video or audio materials) also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

FWAC, MIC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies, in favor of the approval of the Proposed Transactions (as defined above) and related matters. Information regarding FWAC’s and MIC’s directors and executive officers is contained in the Form S-4. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus, when it becomes available, and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the paragraph titled “Additional Information.”

Forward-Looking Statements

This document (including any accompanying video or audio materials) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, MIC’s and FWAC’s expectations or predictions of future financial or business performance or conditions. Any forward-looking statements herein are based solely on the expectations or predictions of MIC or FWAC and do not express the expectations, predictions or opinions of Fifth Wall Asset Management, LLC, and Fifth Wall Ventures Management, LLC, their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (collectively, “Fifth Wall”) in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and any forward-looking statements contained in this document (including any accompanying video or audio materials) are provided for illustrative purposes and are not forecasts and may not reflect actual results. Such forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “predicts,” “forecasts,” “may,” “will,” “could,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “potential,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results, or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of the Form S-4 titled “Risk Factors”. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on MIC’s or FWAC’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither MIC nor FWAC is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which MIC and FWAC have filed or will file from time to time with the SEC.

In addition to factors previously disclosed in MIC’s and FWAC’s reports filed with the SEC, including MIC’s and FWAC’s most recent reports on Form 8-K and all attachments thereto and MIC’s most recent annual report on Form 10-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this document (including any accompanying video or audio materials), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any required regulatory approvals or securityholder approvals of MIC or FWAC are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions are not obtained, failure to realize the anticipated benefits of the Proposed Transactions, risks related to MIC’s ability to execute on its business strategy, attain its investment strategy or increase the value of its portfolio, act on its pipeline of acquisitions, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that MIC or FWAC may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAC’s public shareholders, the ability of MIC and the combined company to leverage Fifth Wall’s affiliates and other commercial relationships to grow MIC’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of MIC and the combined company to leverage its relationship with any other Company investor (including investors in the proposed PIPE transaction) to grow MIC’s customer base, the ability of the combined company to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Proposed Transactions, the inability to complete the private placement of FWAC common stock to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts MIC’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against MIC, FWAC, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAC or the combined company to issue equity or equity-linked securities in connection with the Proposed Transactions or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions and purchase price and other adjustments; and those factors discussed in documents of MIC and FWAC filed, or to be filed, with the SEC. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements are also provided in the Form S-4 and will be provided in the Joint Proxy Statement/Prospectus, when available.

This document (including any accompanying video or audio materials) is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in MIC and is not intended to form the basis of an investment decision in MIC. All subsequent written and oral forward-looking statements concerning MIC and FWAC, the Proposed Transactions, or other matters and attributable to MIC and FWAC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.